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July 28, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed Dutch text of the Notice convening the Annual General Meeting of Shareholders of the Company and an informal English translation of the Notice.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /csm

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

7/29

Oproeping voor een Algemene Vergadering van Aandeelhouders van Wolters Kluwer nv

Wolters Kluwer

Te houden op maandag 15 augustus 2005 in het Hilton Hotel, Apollolaan 138 te Amsterdam, aanvang 14.00 uur.

De agenda voor deze Algemene Vergadering van Aandeelhouders luidt als volgt:

1. **Opening**
2. **Voorstel tot benoeming van de heer L.P. Forman als lid van de Raad van Commissarissen**
3. **Rondvraag**
4. **Sluiting**

De volledige agenda met toelichting met daarin vermeld de gegevens van de heer Forman als bedoeld in artikel 21 lid 5 van de statuten van Wolters Kluwer nv ligt ter inzage bij het kantoor van Fortis Bank (Nederland) N.V., Rokin 55 te Amsterdam, alsmede ten kantore van de vennootschap, Apollolaan 153 te Amsterdam. Deze stukken kunnen kosteloos op bovengenoemde adressen worden afgehaald en ook telefonisch worden aangevraagd bij ABN AMRO Servicedesk, telefoon 076 - 5799455 en voorts schriftelijk of telefonisch worden aangevraagd bij Wolters Kluwer nv, Corporate Communications, Postbus 75248, 1070 AE Amsterdam (telefoon 020 - 6070 469, fax 020 - 6070 490, e-mail info@wolterskluwer.com). Tevens zijn deze stukken te raadplegen via de website: *www.wolterskluwer.com.*

INSTRUCTIES VOOR DEELNAME

Registratiedatum

De Raad van Bestuur van Wolters Kluwer nv heeft bepaald dat de vergadergerechtigden zijn, zij die op dinsdag 9 augustus 2005 (de registratiedatum) na verwerking van alle bij- en afschrijvingen per die datum, zijn ingeschreven in één van de daartoe door de vennootschap aangewezen registers en zich tevens hebben aangemeld op de hierna beschreven wijze.

VOOR AANDEELHOUDERS GELDT:

Registratie

Voor aandeelhouders is als register aangewezen het aandeelhoudersregister van Wolters Kluwer nv dat gehouden wordt door de vennootschap, waaruit blijkt wie op de registratiedatum aandeelhouder zijn.

Aanmelding en verlening van volmacht

Aandeelhouders ontvangen van de vennootschap een aanmeldingsformulier met toelichting. De schriftelijke aanmelding dient uiterlijk dinsdag 9 augustus 2005 om 17.30 uur in het bezit van de vennootschap te zijn. Aandeelhouders die een derde willen machtigen om namens hen de vergadering bij te wonen, dienen de gegevens van de betreffende derde op het formulier te vermelden.

VOOR CERTIFICAATHOUDERS GELDT:

Registratie

Voor certificaathouders zijn als register dan wel deelregisters aangewezen de administraties van de bij het Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (Necigef) aangesloten instellingen, waaruit blijkt wie op de registratiedatum certificaathouder zijn.

Aanmelding

Certificaathouders hebben toegang tot de vergadering indien zij zich uiterlijk op dinsdag 9 augustus 2005 om 17.30 uur via de instelling in wier administratie zij voor certificaten zijn geregistreerd, hebben aangemeld bij ABN AMRO Bank N.V. of Fortis Bank (Nederland) N.V. Het registratiebewijs zal vervolgens zo spoedig mogelijk worden toegezonden. Dit bewijs dienen de certificaathouders voor aanvang van de vergadering te overleggen.

Volmacht door AK aan certificaathouders

Aan certificaathouders die met inachtneming van het vorenstaande tijdig hun certificaten hebben aangemeld wordt op grond van artikel 12 van de door Stichting Administratiekantoor Wolters Kluwer (het 'AK') vastgestelde administratievoorwaarden door het AK een volmacht verleend om in de vergadering zelf het stemrecht te kunnen uitoefenen op de door het AK gehouden aandelen waartegenover de betreffende certificaten zijn uitgegeven. Deze certificaathouders behoeven niet zelf een volmacht aan te vragen. De volmacht wordt aan de certificaathouder (dan wel diens gevolmachtigde) verleend doordat hij ter gelegenheid van het tekenen van de presentielijst voor aanvang van de vergadering tevens een door het bestuur van het AK getekende volmacht ter aanvaarding mede ondertekent.

Steminstructie aan het AK

Certificaathouders die de aandeelhoudersvergadering niet kunnen bijwonen, kunnen eveneens, onverminderd het hiervoor bepaalde omtrent aanmelding en volmachtverlening door het AK, een steminstructie verlenen aan het AK. Voor het verlenen van deze steminstructie dienen certificaathouders gebruik te maken van een formulier dat kan worden opgevraagd bij n.v. Algemeen Nederlands Trustkantoor ANT ('ANT'), Herengracht 420, 1017 BZ Amsterdam (tel. 020 - 5222523, fax 020 - 5222525, e-mail: conversie@ant-trust.nl). Het door de certificaathouder ingevulde formulier dient uiterlijk op woensdag 10 augustus 2005 om 17.30 uur door ANT te zijn ontvangen. Het formulier is ook te downloaden op *www.wolterskluwer.com.*

Volmachtverlening door certificaathouders aan derden

Onverminderd het hiervoor bepaalde omtrent volmachtverlening en steminstructie aan het AK kunnen certificaathouders, mits ze zich tijdig op de hierboven beschreven wijze hebben aangemeld voor de vergadering, volmacht aan derden verlenen om namens hen de vergadering bij te wonen en aldaar te stemmen. Een volmachtformulier is bij ANT en via de website van de vennootschap te verkrijgen. De ingevulde en ondertekende volmachten dienen toegezonden te worden aan ANT op het hiervoor aangegeven adres. De volmachten dienen uiterlijk op woensdag 10 augustus 2005 om 17.30 uur door ANT te zijn ontvangen.

Amsterdam, 28 juli 2005

Raad van Bestuur Wolters Kluwer nv

www.wolterskluwer.com

Wolters Kluwer

Notice convening the annual General Meeting of Shareholders of Wolters Kluwer nv

to be held on Monday, August 15, 2005 at 14.00 hours in the Hilton Hotel, Apollolaan 138, Amsterdam

The agenda for the General Meeting of Shareholders is as follows:

1. **Opening**

2. **Proposal to appoint Mr. L.P. Forman as member of the Supervisory Board**

3. **Any other business**

4. **Closing**

The complete agenda and explanatory notes, including the information provided on Mr. Forman as referred to in Article 21(5) of the Articles of Association of Wolters Kluwer nv are available for inspection at the offices of Fortis Bank (Nederland) N.V., Rokin 55, Amsterdam, the Netherlands, and at the offices of Wolters Kluwer nv, Apollolaan 153, Amsterdam, the Netherlands. These documents can be collected free of charge at the afore mentioned addresses. It is also possible to ask for these documents by telephone at the ABN AMRO Servicedesk, telephone +31 (0)76 5799455 and also in writing or by telephone at Wolters Kluwer nv, Corporate Communications Department, P.O. Box 75248, 1070 AE Amsterdam (telephone +31 (0)20 6070469, fax +31 (0)20 6070490, e-mail info@wolterskluwer.com). These documents are also available on the website: www.wolterskluwer.com.

PARTICIPATION INSTRUCTIONS

Record date

The Executive Board of Wolters Kluwer nv has determined that this Meeting will be open to those, who on Tuesday, August 9, 2005 (the record date), after all additions and deductions at that date have been processed, are listed in one of the registers designated for this purpose by the Company and who have also applied for the Meeting in the manner described below.

PROCEDURE FOR SHAREHOLDERS

Registration

The register designated for the shareholders is the shareholders register of Wolters Kluwer nv, kept by the Company, which as at the registration date lists the shareholders.

Application and granting of proxy

The Company will send the shareholders an application form with explanatory notes. The written application has to be in the possession of the Company at the latest on August 9, 2005 at 17.30 hrs. Shareholders, who wish to authorize a third party to attend the Meeting on their behalf, must state that party's details on the form.

PROCEDURE FOR DEPOSITARY RECEIPT HOLDERS

Registration

The register and sub-registers designated for holders of depositary receipts are the records of the institutions associated with the Dutch Central Securities Depository Institute (*Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.* (Necigef)), which as at the registration date list the holders of depositary receipts.

Application

Holders of depositary receipts will have access to the Meeting if they have registered their depositary receipts no later than on August 9, 2005 at 17.30 hrs. with ABN AMRO Bank N.V. or Fortis Bank (Nederland) N.V. via the institution in whose records they are listed as holders of depositary receipts. They will subsequently receive their registration certificate as soon as possible. The holders of depositary receipts must submit this certificate prior to the start of the Meeting.

Proxy by Trust Office to depositary receipt holders
Based on Article 12 of the trust conditions laid down by the Wolters Kluwer Trust Office (*Stichting Administratiekantoor Wolters Kluwer* (the 'Trust Office')), the Trust Office will grant proxy to holders of depositary receipts, who with due observance of the foregoing have registered their depositary receipts in time, to themselves exercise the right to vote in the Meeting on the shares held by the Trust Office for which the depositary receipts concerned were issued. These holders of depositary receipts do not have to apply for a proxy themselves. The holder of depositary receipts (or his/her authorized representative) will receive the proxy at the occasion of signing the attendance list prior to the start of the Meeting, by at the same time co-signing for acceptance a power of attorney already signed by the Board of the Trust Office.

Voting instruction by depositary receipt holders to the Trust Office
Without prejudice to the foregoing provisions regarding application and proxy by the Trust Office, holders of depositary receipts, who are unable to attend the Shareholders Meeting, may also grant a voting instruction to the Trust Office. In order to grant this voting instruction, holders of depositary receipts must use a voting instruction form that can be asked for at n.v. Algemeen Nederlands Trustkantoor ANT ('ANT'), Herengracht 420, 1017 BZ Amsterdam, the Netherlands (telephone +31 (0)20 5222523, fax +31 (0)20 5222525, e-mail conversie@ant-trust.nl). The voting instruction form, completed by the holder of depositary receipts, has to be in the possession of ANT at the latest on Wednesday, August 10, 2005 17.30 hrs. The form can also be downloaded from www.wolterskluwer.com.

Proxy by depositary receipt holders to third parties
Without prejudice to the above provisions regarding proxy by and voting instruction to the Trust Office, holders of depositary receipts, provided they have applied in time for the Meeting in the manner described above, may grant proxy to third parties to attend the Meeting and vote on their behalf. A proxy form is available at ANT and on the Company's website.
The completed and signed proxies must be sent to ANT at the address indicated above. The proxies have to be in the possession of ANT at the latest on August 10, 2005 at 17.30 hrs.

Amsterdam, July 28, 2005

Executive Board Wolters Kluwer nv

The text of the notice convening the Meeting above, is an English translation of the official Dutch notice. If differences occur in the translation (or the interpretation thereof) the Dutch text will be binding.